Exhibit 4.2

DESCRIPTION OF SECURITIES

As of December 31, 2023, the common stock, par value $2.00 per share, was the only class of securities of New Peoples Bankshares, Inc. (the “Company”) registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following section describes the general terms and provisions of the shares of the Company’s common stock. You should read the Company’s articles of incorporation, as amended, and bylaws, as amended, for additional information about the common stock. The articles of incorporation and bylaws are included as exhibits to the Company’s Annual Report on Form 10-K, to which this exhibit also is attached.

General

As of December 31, 2023, the Company’s authorized capital stock consisted of 50,000,000 shares of common stock, par value $2.00 per share, 23,745,900 of which were outstanding.

Voting Rights

Each holder of common shares is entitled to one vote per share held on any matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors.

Dividends

The Company’s shareholders are entitled to receive dividends or distributions that its board of directors may declare out of funds legally available for those payments. The payment of dividends or distributions by the Company is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

The Company is a corporation separate and distinct from New Peoples Bank, Inc., its bank subsidiary (the “Bank”). As a financial holding company, the Company’s ability to pay dividends is affected by the ability of the Bank to pay dividends to the holding company. The ability of the Bank, as well as the Company, to pay dividends is influenced by bank regulatory requirements and capital guidelines.

No Preemptive or Conversion Rights

Holders of the Company’s common shares do not have preemptive rights to purchase additional shares of any class of the Company’s stock, and have no conversion or redemption rights.

Calls and Assessments

All of the issued and outstanding common shares are fully paid and non-assessable.

Liquidation Rights

In the event of the Company’s liquidation, dissolution or winding up, the holders of common shares (and the holders of any class or series of stock entitled to participate with the common shares in the distribution of assets) shall be entitled to receive, in cash or in kind, the Company’s assets available for distribution remaining after payment or provision for payment of the Company’s debts and liabilities.

Certain Provisions of the Company’ s Articles of Incorporation and Bylaws and Virginia Law

General

The Company’s articles of incorporation and bylaws contain provisions that could make more difficult an acquisition of the Company by means of a tender offer, a proxy contest or otherwise. In addition, Virginia has two antitakeover statutes, the Affiliated Transactions Statute and the Control Share Acquisitions Statute, that could make it more difficult for another party to acquire the Company without the approval of the Company’s board of directors. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids as well as to encourage persons seeking to acquire control to first negotiate with the Company. Although these provisions may have the effect of delaying, deferring or preventing a change in control, the Company believes that the benefits of increased protection through the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Shareholder Approval of Certain Transactions

The Company’s articles of incorporation provide that an amendment of the Company’s articles of incorporation, a plan of merger or share exchange, a transaction involving the sale of all or substantially all of the Company’s assets other than in the regular course of business, and a plan of dissolution must be approved by the vote of a majority of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group is present, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended by two-thirds of the directors in office, then the transaction must be approved by the vote of eighty percent (80%) or more of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

Classified Board of Directors

The Company’s articles of incorporation provide that the board of directors shall be divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years and until their successors are elected and qualified. As a result, approximately one third of the members of the board of directors are elected each year, and two annual meetings are required for the Company’s shareholders to change a majority of the members constituting the board of directors.

Removal of Directors

The Company’s bylaws currently provide that any director may be removed from office at a meeting called expressly for that purpose by the vote of stockholders holding a majority of the shares entitled to vote at an election of directors.

Advance Notification Requirements

The Company’s bylaws prescribe the procedure that a shareholder must follow to nominate directors or to bring other business before shareholders’ meetings outside of the proxy statement process. For a shareholder to nominate a candidate for director or to bring other business before at an annual meeting of shareholders, written notice of nomination must be received by the Company’s Corporate Secretary not less than 30 days prior to the first anniversary date of the initial notice given to shareholders of record on the record date for the previous annual meeting by or at the direction of the board of directors; provided, however, that such notice shall not be required to be given more than 90 days prior to the annual meeting of shareholders. Notice of nomination of a director must describe various matters regarding the nominee and the shareholder giving the notice. Notice of other business to be brought before the meeting must include a description of the proposed business, the reasons therefore, and other specified matters regarding the shareholder giving the notice.

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